Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 14, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories Announces Launch of the Sputnik V vaccine in the Indian Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (PH: +91-98661 74248)	USHA iyer ushaiyer@drreddys.com (Ph: +91-99874 44106)

Dr. Reddy’s Laboratories Announces Launch of the Sputnik V vaccine in the Indian Market

Hyderabad, India, May 14, 2021	For Immediate Release

Hyderabad, India. May 14, 2021 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) today announced that the first consignment of imported doses of the Sputnik V vaccine that landed in India on 1st May, 2021, received regulatory clearance from the Central Drugs Laboratory, Kasauli, on 13th May, 2021. As part of a limited pilot, the soft launch of the vaccine has commenced and the first dose of the vaccine was administered in Hyderabad today on 14th May, 2021.

Further consignments of imported doses are expected over the upcoming months. Subsequently, supply of the Sputnik V vaccine will commence from Indian manufacturing partners. The imported doses of the vaccine are presently priced at an MRP of Rs 948 + 5% GST per dose, with the possibility of a lower price point when local supply begins. The Company is working closely with its six manufacturing partners in India to fulfill regulatory requirements to ensure smooth and timely supply.

Dr. Reddy’s will work closely with stakeholders in the Government and private sector in India to ensure the widest possible reach of the Sputnik V vaccine as part of the national inoculation effort. This is a reaffirmation of the Company’s commitment to explore every avenue in the fight against the COVID-19 pandemic in India.

G V Prasad, Co-Chairman and Managing Director, said: “With the rising cases in India, vaccination is our most effective tool in our battle against COVID-19. Contributing to the vaccination drive in India is our biggest priority right now to help Indians be healthy and safe.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”